SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                   SENETEK PLC
                                (Name of Issuer)

           American Depositary Shares (each American Depositary Share represents 1 Ordinary Share, pound sterling 0.05 par value)
                         (Title of Class of Securities)

                                   817209 30 7
                                 (CUSIP Number)

                             Robert T. Tucker, Esq.
                           61 Purchase Street, Suite 2
                               Rye, New York 10580
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP No. 817209 30 7                 13D                      Page 2 of 9 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robert T. Tucker, Esq.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,177,075 (See Items 3 and 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 817209 30 7

      This Amendment No. 1 to Schedule l3D (the "Amendment") amends and supplements the Schedule 13D filed by Mr. Robert T. Tucker with the Securities and Exchange Commission on April 26, 1999 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 13D. Except as amended and supplemented herein, the
Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

      On September 4, 2003, each of Silver Creek Investments, Ltd., a British Virgin Islands corporation ("Silver Creek"), and Bomoseen Investments Ltd., a British Virgin Islands corporation ("Bomoseen"), pursuant to a Second Amendment (the "Second Amendment") to the Securities Purchase Agreement by and among Silver Creek, Bomoseen, Dandelion Investments, Ltd., a British Virgin Islands corporation ("Dandelion"), and Elstree Holdings, Ltd., a British Virgin Islands corporation ("Elstree" and, together with Silver Creek, Bomoseen and Dandelion, the "Purchasers"), (i) received prepayment of $1,250,000 of the outstanding principal amount of the senior secured notes issued by the Company to each of them, (ii) acquired warrants to


                                Page 3 of 9 Pages
purchase 872,154 Ordinary Shares; and (iii) returned to the Company for cancellation warrants to purchase 355,197 Ordinary Shares. The Company also issued warrants to purchase 500,000 Ordinary Shares to Alba Limited ("Alba") pursuant to the Second Amendment as a transaction fee.

      Also pursuant to the Second Amendment, the senior secured notes in the aggregate principal amount of $4,394,926 issued by the Company to Silver Creek and Bomoseen that were outstanding prior to the closing of the transactions contemplated by the Second Amendment were amended and restated in their entirety to extend their maturity dates, to provide for certain mandatory prepayments by the Company and to reflect the aggregate payment of $2,500,000 by the Company to Silver Creek and Bomoseen.

      The Reporting Person is a director of Silver Creek and Bomoseen and the sole director of Alba. However, the power to vote or direct the disposition of its Securities rests solely with the stockholders of such entities. To the knowledge of the Reporting Person, there are no arrangements, agreements or understanding to act in concert in connection with the voting or disposing of any Securities and thus, they do not comprise a "group" for purposes of the Securities Act of 1933, as amended. The Reporting Person disclaims beneficial ownership of the Securities owned by Silver Creek, Bomoseen and Alba.

      The Reporting Person executed the Second Amendment on behalf of Dandelion pursuant to a limited power of attorney from


                                Page 4 of 9 Pages

Dandelion. The Reporting Person executed the Second Amendment on behalf of Elstree pursuant to a limited power of attorney from Elstree. Such powers of attorney were limited to the execution of the Second Amendment and related documents on behalf of each such entity and did not convey any other power. Other than such powers of attorney (and the performance of legal services from time to time by the Reporting Person on behalf of such entities), there is no agreement, arrangement or understanding regarding the voting or disposition of any of the Securities among the Reporting Person and Dandelion and Elstree.

      Pursuant to the Second Amendment, Silver Creek, Bomoseen, Dandelion and Elstree, collectively, have the right to designate two (2) nominees whom the Board of Directors of the Company shall nominate and use its best efforts to cause to be elected to the Board of Directors, and, thereafter, the Board shall appoint one such person to the Board of Director's Audit Committee and Compensation Committee. Also, pursuant to a Collateral Agent Agreement, Silver Creek, on behalf of itself, Bomoseen, Dandelion and Elstree, acts as collateral agent for the collateral securing the Notes.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:


                                Page 5 of 9 Pages

      The Securities were acquired by Silver Creek, Bomoseen and Alba solely for investment purposes. Except as set forth in this Item 4, the Reporting Person, Silver Creek, Bomoseen and Alba have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended. Depending on market conditions and other factors that each may deem material to its investment decision, each of Silver Creek, Bomoseen and/or Alba may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Securities that such entity now owns or hereafter may acquire.

      Although the foregoing represents the range of activities presently contemplated by Silver Creek, Bomoseen and Alba with respect to the Company, it should be noted that the possible activities of Silver Creek, Bomoseen and Alba are subject to change at any time.


                                Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      (a) The Reporting Person may be deemed to be the beneficial owner of 6,177,075 Ordinary Shares owned by Silver Creek, Bomoseen and Alba, consisting of 165,527 Ordinary Shares and warrants to purchase 6,011,548 Ordinary Shares, constituting approximately 9.5% of the outstanding Ordinary Shares (which calculation is based on 59,052,153 Ordinary Shares outstanding on August 12, 2003 as reported in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003 and as adjusted to reflect the assumed exercise of the 6,011,548 warrants which are exercisable within 60 days of the date hereof).

      Due to his position as a director of Silver Creek and Bomoseen and as the sole director of Alba, the Reporting Person may, pursuant to the Act, be deemed to be the beneficial owner of the Securities owned by Silver Creek, Bomoseen and Alba. The Reporting Person disclaims beneficial ownership of the Securities owned by Silver Creek, Bomoseen and Alba. Silver Creek disclaims beneficial ownership of all Securities not owned of record by Silver Creek. Bomoseen disclaims beneficial ownership of all Securities not owned of record by Bomoseen. Alba disclaims beneficial ownership of all Securities not owned of record by Alba.


                                Page 7 of 9 Pages

      (b) Each of Silver Creek, Bomoseen and Alba have the sole power to vote and dispose of the Securities owned by each of them, respectively. The Reporting Person, in his capacity as a director of Silver Creek and Bomoseen and as the sole director of Alba, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Securities owned by Silver Creek, Bomoseen and Alba, respectively.

      (c) Except as set forth in Item 3, neither the Reporting Person, Silver Creek, Bomoseen nor Alba have effected any transactions in the Securities in the past sixty (60) days.

      (d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or Warrants beneficially owned by the Reporting Persons.

      (e) Inapplicable.


                                Page 8 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2003


                                            ------------------------------
                                            Robert T. Tucker


                                Page 9 of 9 Pages